UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

HALCÓN RESOURCES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

R. Fred Hosey

Secretary

Petro-Hunt Holdings, LLC

1601 Elm Street, Suite 3400

Dallas, Texas 75201

(214) 880-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40537Q209		13D

1	Names of Reporting Persons Petro-Hunt Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103,741,278 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 103,741,278 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,741,278 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3% (2)

14	Type of Reporting Person (See Instructions) OO — limited liability company

(1) Represents 103,741,278 shares of common stock, par value $0.0001 per share (“Common Stock”), of Halcón Resources Corporation (the “Issuer”) that are issuable upon conversion of 10,374.1278 shares of the Issuer’s 8% Automatically Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).  The 10,374.1278 shares of Preferred Stock will automatically convert into 103,741,278 shares of Common Stock of the Issuer, subject to adjustment in specified circumstances, on the day immediately following the last to occur of: (a) approval by the Issuer’s stockholders, and filing with the Secretary of State of the State of Delaware, of an amendment to the Issuer’s Amended and Restated Certificate of Incorporation increasing the number of shares of Common Stock that the Issuer is authorized to issue from approximately 336.7 million shares to an amount sufficient to permit conversion of the Preferred Stock; (b) approval by the Issuer’s stockholders of the issuance of the Common Stock to be issued upon conversion of the Preferred Stock; and (c) approval of the New York Stock Exchange of the listing of the Common Stock to be issued upon conversion of the Preferred Stock.

Petro-Hunt Holdings, LLC directly owns the 10,374.1278 shares of Preferred Stock.  William Herbert Hunt Trust Estate (“WHHTE”) does not directly own any Preferred Stock; however, as the sole member of Petro-Hunt Holdings, LLC, WHHTE may be deemed to indirectly beneficially own the Preferred Stock held of record by Petro-Hunt Holdings, LLC.

(2) Calculated based upon 366,937,861 shares of Common Stock outstanding, which includes (i) 216,237,427 shares outstanding as of November 30, 2012, and (ii) as adjusted to reflect (a) the issuance 108,800,993 shares of Common Stock upon conversion of outstanding shares of Preferred Stock and (b) the issuance of 41,899,441 shares of Common Stock to CPP Investment Board PMI-2 Inc (“CPPIB”) pursuant to a Common Stock Purchase Agreement between the Issuer and CPPIB dated October 19, 2012 (as reported in the Schedule 14A Preliminary Proxy Statement filed by the Issuer with the Securities and Exchange Commission on December 7, 2012).

CUSIP No. 40537Q209		13D

1	Names of Reporting Persons William Herbert Hunt Trust Estate

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103,741,278 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 103,741,278 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,741,278 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.3% (2)

14	Type of Reporting Person (See Instructions) OO — trust

(1) Represents 103,741,278 shares of common stock, par value $0.0001 per share (“Common Stock”), of Halcón Resources Corporation (the “Issuer”) that are issuable upon conversion of 10,374.1278 shares of the Issuer’s 8% Automatically Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).  The 10,374.1278 shares of Preferred Stock will automatically convert into 103,741,278 shares of Common Stock of the Issuer, subject to adjustment in specified circumstances, on the day immediately following the last to occur of: (a) approval by the Issuer’s stockholders, and filing with the Secretary of State of the State of Delaware, of an amendment to the Issuer’s Amended and Restated Certificate of Incorporation increasing the number of shares of Common Stock that the Issuer is authorized to issue from approximately 336.7 million shares to an amount sufficient to permit conversion of the Preferred Stock; (b) approval by the Issuer’s stockholders of the issuance of the Common Stock to be issued upon conversion of the Preferred Stock; and (c) approval of the New York Stock Exchange of the listing of the Common Stock to be issued upon conversion of the Preferred Stock.

Petro-Hunt Holdings, LLC directly owns the 10,374.1278 shares of Preferred Stock.  William Herbert Hunt Trust Estate (“WHHTE”) does not directly own any Preferred Stock; however, as the sole member of Petro-Hunt Holdings, LLC, WHHTE may be deemed to indirectly beneficially own the Preferred Stock held of record by Petro-Hunt Holdings, LLC.

(2) Calculated based upon 366,937,861 shares of Common Stock outstanding, which includes (i) 216,237,427 shares outstanding as of November 30, 2012, and (ii) as adjusted to reflect (a) the issuance 108,800,993 shares of Common Stock upon conversion of outstanding shares of Preferred Stock and (b) the issuance of 41,899,441 shares of Common Stock to CPP Investment Board PMI-2 Inc (“CPPIB”) pursuant to a Common Stock Purchase Agreement between the Issuer and CPPIB dated October 19, 2012 (as reported in the Schedule 14A Preliminary Proxy Statement filed by the Issuer with the Securities and Exchange Commission on December 7, 2012).

CUSIP No. 40537Q209	13D

Item 1.   Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is common stock, par value $0.0001 per share (“Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1000 Louisiana Street, Suite 6700, Houston, Texas 77002.

Item 2.   Identity and Background.

(a)  Name:  This statement on Schedule 13D is being filed on behalf of:

(1)    Petro-Hunt Holdings, LLC, a Delaware limited liability company (“Petro-Hunt Holdings”) and

(2)    William Herbert Hunt Trust Estate, a Texas trust (“WHHTE”), and sole member of Petro-Hunt Holdings.

Petro-Hunt Holdings and WHHTE have entered into a Joint Filing Agreement, dated as of December 13, 2012, a copy of which is attached as Exhibit 99.1 to this Schedule 13D.

(b)  Business Address:

(1)    The business address of Petro-Hunt Holdings is 1601 Elm Street, Suite 3400, Dallas, Texas 75201.

(2)    The business address of WHHTE is 1601 Elm Street, Suite 3400, Dallas, Texas 75201.

(c)   Executive Officers, Manager, Trustee:

(1)    Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and managers of Petro-Hunt Holdings as of the date hereof.

(2)    Set forth on Schedule B is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the trustee of WHHTE as of the date hereof.

(d)  Criminal Proceedings:

(1)    Neither Petro-Hunt Holdings nor, to the knowledge of Petro-Hunt Holdings, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(2)    Neither WHHTE, nor, to the knowledge of WHHTE, any person identified on Schedule B attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Civil Proceedings:

(1)    Neither Petro-Hunt Holdings nor, to the knowledge of Petro-Hunt Holdings, any person identified on Schedule A attached hereto during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)    Neither WHHTE nor, to the knowledge of WHHTE, any person identified on Schedule B attached hereto during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40537Q209	13D

(f)   Citizenship:

(1)    The manager and all of the executive officers of Petro-Hunt Holdings named in Schedule A attached hereto are citizens of the United States.

(2)    The trustee of WHHTE named in Schedule B attached hereto is a citizen of the United States.

Item 3.   Source and Amount of Funds and Other Considerations.

On December 6, 2012, pursuant to a Reorganization and Interest Purchase Agreement (the “Purchase Agreement”), among Halcón Energy Properties, Inc., a wholly-owned subsidiary of the Issuer, and Petro-Hunt, L.L.C. and Pillar Energy, LLC (the “Petro-Hunt Parties”) dated as of October 19, 2012, Petro-Hunt Holdings acquired 10,374.1278 shares of 8% automatically convertible preferred stock (the “Preferred Stock”) of the Issuer.  The 10,374.1278 shares of Preferred Stock will automatically convert into 103,741,278 shares of Common Stock of the Issuer, subject to adjustment in specified circumstances, on the day immediately following the last to occur of: (a) approval by the Issuer’s stockholders, and filing with the Secretary of State of the State of Delaware, of an amendment to the Issuer’s Amended and Restated Certificate of Incorporation increasing the number of shares of Common Stock that Issuer is authorized to issue from approximately 336.7 million shares to an amount sufficient to permit conversion of the Preferred Stock; (b) approval by the Issuer’s stockholders of the issuance of the Common Stock to be issued upon conversion of the Preferred Stock; and (c) approval of the New York Stock Exchange (“NYSE”) of the listing of the Common Stock to be issued upon conversion of the Preferred Stock.

Petro-Hunt Holdings directly owns the 10,374.1278 shares of Preferred Stock.  William Herbert Hunt Trust Estate (“WHHTE”) does not directly own any Preferred Stock; however, as the sole member of Petro-Hunt Holdings, WHHTE may be deemed to indirectly beneficially own the Preferred Stock held of record by Petro-Hunt Holdings.

The description of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the full and complete text of the Purchase Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Item 4.   Purpose of Transaction.

Pursuant to the Purchase Agreement, the Issuer acquired a total of approximately 81,000 net acres prospective for the Bakken and Three Forks formations primarily located in Williams, Mountrail, McKenzie and Dunn Counties, North Dakota.  Issuer paid approximately $756 million in cash and issued 10,880.0993 shares of Preferred Stock to Petro-Hunt Holdings and Pillar Holdings, LLC, as consideration in the acquisition.  Except as set forth in this Schedule 13D, Petro-Hunt Holdings and WHHTE do not have any current plans or proposals which would relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Petro-Hunt Holdings and WHHTE, however, reserve the right to adopt such plans or proposals, subject to applicable regulatory requirements.

Board of Directors

Under the terms of the Purchase Agreement, the Issuer agreed to cause one individual designated by the Petro-Hunt Parties to be elected or appointed to the Issuer’s board of directors, subject to the reasonable approval of the Issuer’s Nominating and Corporate Governance Committee.  On December 6, 2012, pursuant to the terms of the Purchase Agreement, the Issuer appointed David S. Hunt to its board of directors as a Class B director with a term expiring in 2015.  Further, if the Preferred Stock has not converted into Common Stock on or before April 6, 2013 and there is no director appointed by the Petro-Hunt Parties serving on the Issuer’s board of directors pursuant to the Purchase Agreement, the holders of the Preferred Stock, voting separately as a class, will be entitled to elect one member to the Issuer’s board of directors.

CUSIP No. 40537Q209	13D

Certificate of Designation for Preferred Stock

On December 5, 2012, the Issuer filed with the Delaware Secretary of State a Certificate of Designation, Preferences, Rights and Limitations of 8% Automatically Convertible Preferred Stock (the “Certificate of Designation”), which created the series of Preferred Stock that was issued by Issuer on December 6, 2012 to Petro-Hunt Holdings.

Ranking; Dividends and Distributions. The Preferred Stock ranks senior to the Common Stock with respect to payment of dividends and upon liquidation, dissolution or winding up of the Issuer. If the Preferred Stock is not converted into shares of Common Stock by April 6, 2013, the holders of the Preferred Stock will be entitled to receive quarterly dividends, when, as and if declared by the Issuer’s board of directors, at the rate of 8% per annum on the aggregate liquidation preference per share from the original issue date, or approximately $64.8 million per annum. No dividends shall be payable or accrue on the Preferred Stock if it converts into Common Stock before such date. In the event of any liquidation, dissolution or winding up of the Issuer, the holders of the Preferred Stock will be entitled to receive (before any distribution on Common Stock) an amount per share equal to the liquidation preference per share of Preferred Stock, which is initially $74,453, and will be increased by the amount of any accrued and unpaid dividends on the Preferred Stock.

Anti-Dilution Adjustments. The Preferred Stock has anti-dilution adjustments for certain changes in the Issuer’s capital stock.

Voting Rights. Holders of the Preferred Stock are entitled to vote on all matters submitted to a vote of the holders of the Common Stock, including with respect to the election of directors; provided, they are not entitled to vote on proposals to facilitate the conversion of shares of Preferred Stock. Until such time as stockholder approval of the conversion has been obtained, the aggregate number of votes entitled to be cast by the Preferred Stock is not permitted to exceed 19.99% of the voting power of the Common Stock outstanding immediately prior to the issuance of the Preferred Stock.

Mandatory Redemption. On August 15, 2021, if any shares of Preferred Stock are then outstanding, the Issuer will be required to redeem the Preferred Stock.

Automatic Conversion into Common Stock. Each share of Preferred Stock will automatically convert into 10,000 shares of Common Stock at an initial conversion price of approximately $7.45 per share of Common Stock and each fractional share of Preferred Stock will be initially convertible into a proportionate number of shares of Common Stock. The Preferred Stock will automatically convert into Common Stock on the day immediately following the last to occur of: (1) approval by the Issuer’s stockholders, and filing with the Secretary of State of the State of Delaware, of an amendment to the Issuer’s Amended and Restated Certificate of Incorporation increasing the number of shares of Common Stock that the Issuer is authorized to issue from approximately 336.7 million shares to an amount sufficient to permit conversion of the Preferred Stock; (2) approval by the Issuer’s stockholders of the issuance of the Common Stock to be issued upon conversion of the Preferred Stock; and (3) approval of the NYSE of the listing of the Common Stock to be issued upon conversion of the Preferred Stock.

Consent Rights. For as long as the Preferred Stock has not converted into Common Stock and remains outstanding, Issuer may not, without the approval of holders of two-thirds of the Preferred Stock, may not amend, alter, waive, repeal or modify (whether by merger, consolidation or otherwise) any provision of the Issuer’s certificate of incorporation (including any filing or amending of a certificate of designation for any senior security or parity security) or bylaws so as to adversely affect or otherwise impair any of the rights, preferences, privileges, qualifications, limitations or restrictions of, or applicable to, the Preferred Stock; authorize, issue or increase the authorized amount of any class of senior securities or parity securities; increase or decrease (other than by redemption or conversion) the authorized number of shares of the Preferred Stock; liquidate, dissolve or wind up in any form of transaction; or enter into any agreement regarding, or any transaction or series of transactions resulting in, a change of control unless provision is made in the agreement effecting such transaction for the redemption of the Preferred Stock in cash in accordance with the certificate of designation for the Preferred Stock.

CUSIP No. 40537Q209	13D

The foregoing description of the Issuer’s Certificate of Designation is qualified in its entirety by reference to the full and complete text of the Certificate of Designation, which is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement dated December 6, 2012, with Petro-Hunt Holdings and Pillar Holdings, LLC (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Issuer agreed to (i) file with the Securities and Exchange Commission (the “SEC”) on or before July 4, 2013, a registration statement covering resales of an aggregate of approximately 108.8 million shares of Common Stock underlying the 10,880.0993 shares of Preferred Stock, and (ii) use commercially reasonable efforts to cause the registration statement to be declared effective as soon as reasonably practicable after the registration statement is filed.  The Issuer has agreed to keep the registration statement effective, subject to certain exceptions, for up to five years after it is declared effective by the SEC. The Registration Rights Agreement also provides for certain limited “piggyback” registration rights pursuant to which the holders of Common Stock underlying the shares of Preferred Stock will be entitled to participate in underwritten public offerings by the Issuer of its Common Stock.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full and complete text of the Registration Rights Agreement, which is filed herewith as Exhibit 99.4 and incorporated herein by reference.

Lock-up Letter Agreement

In connection with the Purchase Agreement, Petro-Hunt Holdings executed a Lock-Up Letter Agreement, dated December 6, 2012 (the “Lock-up Agreement”), pursuant to which Petro-Hunt Holdings agreed to a 180 day lock-up period, ending June 4, 2013, during which time Petro-Hunt Holdings will not offer for sale, sell, pledge or otherwise dispose of any shares of Preferred Stock acquired pursuant to the Purchase Agreement or any shares of Common Stock Petro-Hunt Holdings will acquire upon conversion of the convertible preferred stock, subject to limited exceptions.

The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the full and complete text of the Lock-up Agreement, which is filed herewith as Exhibit 99.5 and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

The ownership percentages set forth herein are calculated based upon 366,937,861 shares of Common Stock outstanding, which includes (i) 216,237,427 shares outstanding as of November 30, 2012, and (ii) as adjusted to reflect (a) the issuance 108,800,993 shares of Common Stock upon conversion of outstanding shares of Preferred Stock and (b) the issuance of 41,899,441 shares of Common Stock to CPP Investment Board PMI-2 Inc (“CPPIB”) pursuant to a Common Stock Purchase Agreement between the Issuer and CPPIB dated October 19, 2012 (as reported in the Schedule 14A Preliminary Proxy Statement filed by the Issuer with the SEC on December 7, 2012).

(a) As of the date hereof, Petro-Hunt Holdings is the record owner of 10,374.1278 shares of Preferred Stock, which will automatically convert into 103,741,278 shares of Common Stock, subject to adjustment in specified circumstances, equivalent to approximately 28.3% of the outstanding shares of the Common Stock, on the day immediately following the last to occur of: (a) approval by the Issuer’s stockholders, and filing with the Secretary of State of the State of Delaware, of an amendment to the Issuer’s Amended and Restated Certificate of Incorporation increasing the number of shares of Common Stock that the Issuer is authorized to issue from approximately 336.7 million shares to an amount sufficient to permit conversion of the Preferred Stock; (b) approval by the Issuer’s stockholders of the issuance of the Common Stock to be issued upon conversion of the Preferred Stock; and (c) approval of the NYSE of the listing of the Common Stock to be issued upon conversion of the Preferred Stock.  As of the date hereof, WHHTE does not directly own any Preferred Stock; however, as the sole member of Petro-Hunt Holdings, WHHTE may be deemed to indirectly beneficially own the Preferred Stock held of record by Petro-Hunt Holdings.

CUSIP No. 40537Q209	13D

(b) Petro-Hunt Holdings has the sole power to vote and dispose of the 10,374.1278 shares of Preferred Stock that it directly owns.  Upon conversion of the Preferred Stock, Petro-Hunt Holdings will have the sole power to vote and dispose of the 103,741,278 shares of Common Stock that it will directly own.  WHHTE does not directly own any Preferred Stock; however, as the sole member of Petro-Hunt Holdings, WHHTE may be deemed to indirectly beneficially own the Preferred Stock held of record by Petro-Hunt Holdings.  WHHTE has the sole power to vote and dispose of the 10,374.1278 shares of Preferred Stock that it beneficially owns.  Upon conversion of the Preferred Stock, WHHTE will have the sole power to vote and dispose of the 103,741,278 shares of Common Stock that it will beneficially own.

(c) Except as set forth in Item 3 above, neither Petro-Hunt Holdings nor WHHTE has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) The Preferred Stock is directly owned by Petro-Hunt Holdings.  If the Preferred Stock is not converted into shares of Common Stock by April 6, 2013, Petro-Hunt Holdings, as owner of the Preferred Stock, will be entitled to receive quarterly dividends, when, as and if declared by the Issuer’s board of directors, at the rate of 8% per annum on the aggregate liquidation preference per share from the original issue date, or approximately $64.8 million per annum. No dividends shall be payable or accrue on the Preferred Stock if it converts into Common Stock before such date.  WHHTE does not directly own any Preferred Stock; however, as the sole member of Petro-Hunt Holdings, WHHTE may be deemed to indirectly beneficially own the Preferred Stock held of record by Petro-Hunt Holdings.  If the Preferred Stock is not converted into shares of Common Stock by April 6, 2013, WHHTE, as indirect beneficial owner of the Preferred Stock, may be entitled to receive quarterly dividends, when, as and if declared by the Issuer’s board of directors, at the rate of 8% per annum on the aggregate liquidation preference per share from the original issue date, or approximately $64.8 million per annum. No dividends shall be payable or accrue on the Preferred Stock if it converts into Common Stock before such date.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 4 and 5 above, each of Petro-Hunt Holdings and WHHTE is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Document

99.1	Joint Filing Agreement, dated as of December 13, 2012, between Petro-Hunt Holdings, LLC and William Herbert Hunt Trust Estate.
99.2

Reorganization and Interest Purchase Agreement dated as of October 19, 2012, between Petro-Hunt, L.L.C. and Pillar Energy, LLC and Halcón Energy Properties, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer on October 19, 2012).

99.3

Certificate of Designation of 8% Automatically Convertible Preferred Stock, dated December 5, 2012 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on December 11, 2012).

99.4

Registration Rights Agreement dated December 6, 2012, by and between Halcón Resources Corporation and Petro-Hunt Holdings, LLC and Pillar Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Issuer on December 11, 2012).

99.5	Lock-up Letter Agreement, dated December 6, 2012, from Petro-Hunt Holdings, LLC to Halcón Resources Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETRO-HUNT HOLDINGS, LLC

	By:	/s/ R. Fred Hosey
	Name:	R. Fred Hosey
	Title:	Secretary

Dated: December 13, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM HERBERT HUNT TRUST ESTATE

	By:	/s/ Gage A. Prichard, Sr.
	Name:	Gage A. Prichard, Sr.
	Title:	Trustee

Dated: December 13, 2012

SCHEDULE A

EXECUTIVE OFFICERS AND MANAGER OF PETRO-HUNT HOLDINGS, LLC

Executive Officers of Petro-Hunt Holdings, LLC

Name	Position
Bruce W. Hunt	President
T. E. Nelson	Vice President
Walter P. Roach	Vice President and Assistant Secretary
Charles Rigdon	Vice President
Alan Bain	Vice President
Robert M. Donohue	Vice President
R. Fred Hosey	Secretary
J. M. Mason	Treasurer

All individuals named in the table above are employed by Petro-Hunt Holdings, LLC and Petro-Hunt, L.L.C., a wholly owned subsidiary of Petro-Hunt Holdings, LLC.  The address of the principal executive offices of Petro-Hunt Holdings, LLC and Petro-Hunt, L.L.C. is 1601 Elm Street, Suite 3400, Dallas, Texas 75201.

Manager of Petro-Hunt Holdings, LLC

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Bruce W. Hunt	President, Petro-Hunt Holdings, LLC and Petro-Hunt, L.L.C.	c/o Petro-Hunt Holdings, LLC 1601 Elm Street, Suite 3400 Dallas, TX 75201

SCHEDULE B

TRUSTEE OF WILLIAM HERBERT HUNT TRUST ESTATE

Trustee of William Herbert Hunt Trust

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Gage A. Prichard, Sr.	Trustee of William Herbert Hunt Trust Estate	c/o William Herbert Hunt Trust Estate 1601 Elm Street, Suite 3400 Dallas, TX 75201